EXHIBIT 12.1
SPECTRA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	For the Six
	Months Ended	Year Ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006
	(In millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$32.5	$72.4	$66.4	$38.5	$49.4	$42.3
Fixed charges	10.0	17.1	17.3	18.6	17.7	9.0
Distributed income of equity investees	66.6	87.2	144.8	71.7	22.7	20.3
Deduct:
Interest capitalized	0.2	0.1	—	0.2	0.1	0.9

Total earnings (as defined for the Fixed Charges calculation)	$108.9	$176.6	$228.5	$128.6	$89.7	$70.7

Fixed charges:
Interest on debt, including capitalized portions	$9.7	$16.4	$16.7	$18.0	$17.1	$8.6
Estimate of interest within rental expense	0.3	0.7	0.6	0.6	0.6	0.4

Total fixed charges	$10.0	$17.1	$17.3	$18.6	$17.7	$9.0

Ratio of earnings to fixed charges	10.9	10.3	13.2	6.9	5.1	7.9